SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

Annual Report

Pursuant to Section 15(d)
Of the Securities Exchange Act of 1934

(Mark One)

☑    Annual Report pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

☐    Transition Report pursuant to Section 15(d) of
The Securities Exchange Act of 1934

For the transition period from            to

Commission file number 0-14745

A. Full title of plan and address of the plan, if different from that of the issuer named below:

Sun Bancorp, Inc. and Subsidiaries 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Omega Financial Corporation

366 Walker Drive
State College, PA 16801

(814) 231-7680

SUN BANCORP, INC. AND SUBSIDIARIES 401(k) PLAN

REQUIRED INFORMATION

     The Statement of Net Assets Available for Benefits of the Plan as of December 31, 2004 and 2003 and the related Statements of Changes in Net Assets Available for Benefits for the years then ended and the supplemental schedule as of December 31, 2004, together with the Report of Independent Registered Public Accounting Firm and Consent are attached and filed herewith.

Report of Independent Registered Public Accounting Firm

To the Administrative Committee
Sun Bancorp, Inc. and Subsidiaries 401(k) Plan

     We have audited the accompanying statements of net assets available for benefits of Sun Bancorp, Inc. and Subsidiaries 401(k) Plan (Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary schedule is the responsibility of the Plan’s management. The supplementary schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Beard Miller Company LLP

York, Pennsylvania
June 24, 2005

Statements of Net Assets Available for Benefits

Sun Bancorp, Inc. and Subsidiaries 401(k) Plan

Statements of Net Assets Available for Benefits
December 31, 2004 and 2003

	2004	2003
Assets

Investments:
Cash and money market funds	$1,248,951	$1,011,883
Mutual funds	—	3,352,200
Common stock	911,300	1,166,653
Participant loans	28,302	11,309

	2,188,553	5,542,045

Receivables:
Participants’ contributions	34,319	—
Employer’s contributions	385,307	363,930
Accrued interest and dividends	18,986	—

	438,612	363,930

Cash — noninterest bearing	3,398,214	—

Total Assets	6,025,379	5,905,975

Liabilities

Other liabilities	—	137

Net Assets Available for Benefits	$6,025,379	$5,905,838

See notes to financial statements.

Statements of Changes in Net Assets Available for Benefits

Sun Bancorp, Inc. and Subsidiaries 401(k) Plan

Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2004 and 2003

	2004	2003
Investment Income

Net appreciation in fair value of investments	$423,012	$678,508
Interest and dividends	139,988	120,774

	563,000	799,282

Contributions

Participants	645,304	620,083
Employer	717,444	701,829

	1,362,748	1,321,912

Benefits Paid to Participants	(1,788,367)	(1,598,146)

Administrative Expenses	(17,840)	(9,280)

Net Increase	119,541	513,768

Net Assets Available for Benefits — Beginning of Year	5,905,838	5,392,070

Net Assets Available for Benefits — End of Year	$6,025,379	$5,905,838

See notes to financial statements.

Notes to Financial Statements

Sun Bancorp, Inc. and Subsidiaries 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 — Description of Plan

     The following brief description of the Sun Bancorp, Inc. and Subsidiaries 401(k) Plan (Plan) is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

     General

The Plan was established January 1, 1990, and amended, thereafter, several times. The Plan is a contributory defined contribution plan covering substantially all employees of Sun Bancorp, Inc. and its wholly-owned subsidiaries (collectively, “Sun”). All employees who are 18 years of age are eligible for the 401(k) component. To become eligible for the employer profit sharing contribution, an employee must complete one year of service and attain age 21. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On October 1, 2004, Sun was acquired by Omega Financial Corporation (“Omega”) and Omega became the Plan sponsor. The Plan was amended as follows:

•	Omega Financial Corporation’s Administrative Committee, consisting of the Chief Financial Officer, Chief Executive Officer, Corporate Controller, and Director of Human Resources, became the Plan Administrator, effective upon the merger of Sun and Omega.

•	Effective October 1, 2004, the Sun stock fund under the Plan be closed to new contributions, permitting only sales of existing shares.

•	Employees of Omega Financial Corporation, who were not employees of Sun as of September 30, 2004, are excluded from participation in the Plan.

•	New participant loans are not permitted on or after October 1, 2004.

     Participation

An employee becomes a participant in the Plan January 1st and July 1st coinciding with or next following the date eligibility requirements are met.

     Service Rules

Employees are credited with a year of service for each plan year during which they have at least 1,000 hours of service.

Sun Bancorp, Inc. and Subsidiaries 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 — Description of Plan (Continued)

     Contributions

There are three types of contributions that can be added to a participant’s account: an employee salary deferral contribution, an employer matching contribution, and an employer profit sharing contribution. Participants may contribute from 2% to 100% of their annual pre-tax compensation by way of a salary deferral contribution (subject to the IRS maximum contribution limitations). The employer contributes a discretionary matching contribution equal to 100% of the participant’s salary deferral contributions, up to a maximum of 5% of the participant’s compensation. Each year, the employer at the sole discretion of the Board of Directors, determines the amount of the employer profit sharing contribution to be made from current and accumulated net income. During 2004 and 2003, this amount was 5% of eligible wages. Rollover contributions are permitted under the Plan. The participants may direct their accounts into several different investment options. Contributions are subject to certain limitations.

     Participants’ Accounts

Each participant’s account is credited with an allocation of various contributions and Plan earnings (including unrealized appreciation or depreciation of Plan assets). Allocations of employer profit sharing contributions are based on participants’ compensation, while allocations of Plan earnings are based on participants’ account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

     Vesting

Vesting in the participant’s employer contributions is based on years of continuous service as specified in the Plan document with accounts becoming 100% vested after three years of service. The employee salary deferral contribution accounts are 100% vested at all times.

     Payment of Benefits

Upon retirement, disability, or death, distributions will be paid as soon as administratively possible in a lump sum or as an annuity. Upon termination of service other than by retirement, disability, or death, a participant will receive a lump sum payment if the total of their employer matching and profit sharing contribution accounts does not exceed $5,000. If the account balances exceed $5,000, the assets may be held until the participant’s normal or early retirement date. However, terminated participants may elect to receive their vested account balance as soon as administratively possible following termination.

     Administrative Costs

Administrative costs and expenses of the Plan are paid by the Plan unless absorbed by the plan sponsor.

Sun Bancorp, Inc. and Subsidiaries 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 1 — Description of Plan (Continued)

     Forfeited Accounts

As of December 31, 2004 and 2003, forfeited employer contributions of non-vested accounts amounted to $9,277 and $26,409, respectively. Forfeitures of employer contributions of non-vested accounts are used to reduce the employer’s contributions. During the years ended December 31, 2004 and 2003, forfeitures applied against employer contributions amounted to $75,176 and $24,097, respectively.

Note 2 — Summary of Accounting Policies

     A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

     Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

     Valuation of Investments

Investments in cash, money market funds and participant loans are stated at cost, which approximates fair value. Mutual funds and common stock are stated at fair value by reference to quoted market prices.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Investments of the Plan are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term would materially affect investment assets reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

     Payment of Benefits

Benefit payments to participants are recorded when paid.

     Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Sun Bancorp, Inc. and Subsidiaries 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 3 — Investments

     The following table presents the fair value of investments. Investments that represent five percent or more of the Plan’s net assets available for benefits are separately identified as of December 31:

Investments	2004	2003

At Cost:
Cash and Money market funds:
Federated Prime Obligations Fund	$1,248,951	$991,218
Other cash and money market funds	—	20,665

Participant loans	28,302	11,309

At Quoted Market Prices:
Mutual funds:
Federated Stock Trust Fund	**	932,201
Federated GNMA Trust Fund	**	339,995
Federated Capital Appreciation Fund	**	684,067
Other mutual funds	—	1,395,937

Common stock:
Omega Financial Corp.	911,300	—
Sun Bancorp, Inc.	—	1,166,653

	$2,188,553	$5,542,045

**	Investment represents less than five percent of the Plan’s net assets at December 31

     During the years ended December 31, 2004 and 2003, the Plan’s investments (including investments bought, sold, as well as held during the year) appreciated in value by $423,012 and $678,508, respectively.

     The net appreciation in fair value of investments for each significant class of investments consists of the following for the years ended December 31:

	2004	2003

Common stock	$222,634	$43,059
Mutual funds	200,378	635,449

	$423,012	$678,508

Sun Bancorp, Inc. and Subsidiaries 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 4 — Plan Termination

     The Plan Sponsor has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would have become 100% vested in their accounts. As of December 31, 2004, the Plan was merged into the Omega Financial Corporation 401(k) Profit Sharing Plan. (Refer to Note 8 — Subsequent Event).

Note 5 — Income Tax Status

     The Plan is operating under a prototype non-standardized cash or deferred profit sharing plan prepared by Retirement Plan Service of America. The prototype plan obtained its latest determination letter on November 19, 2001 in which the Internal Revenue Service stated, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the letter, the Plan administrator and the Plan’s advisors believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Note 6 — Related Party Transactions

     Prior to October 1, 2004, Sun was the Plan sponsor. The Plan invested in the common stock of Sun Bancorp, Inc. prior to the acquisition of Sun by Omega Financial Corporation (Omega) on October 12, 2004. As of October 1, 2004, Sun stock was converted to Omega stock according to the terms of the Merger Agreement and Omega became the Plan sponsor. Participants were permitted to keep their existing Omega stock in their Plan account, but no new allocations to company stock were permitted after October 1, 2004.

     On December 31, 2003, the number of Sun shares held by Plan participants was 61,532, with a market value of $1,166,653.

     On December 31, 2004, the number of Omega shares held by Plan participants was 26,584, with a market value of $911,300.

Note 7 — Parties-in-Interest Transactions

     All transactions that may be considered parties-in-interest transactions relate to normal plan management, investment and administrative services, and the related payment of fees.

Sun Bancorp, Inc. and Subsidiaries 401(k) Plan

Notes to Financial Statements
December 31, 2004 and 2003

Note 8 — Subsequent Event

     As of December 31, 2004, the Plan was merged into Omega Financial Corporation 401(k) Profit Sharing Plan. On December 31, 2004, all investments, with the exception of Omega stock and participant loans, were liquidated into non-interest bearing cash. All Plan assets were transferred to the Omega Financial Corporation 401(k) Profit Sharing Plan in January 2005.

Schedule of Assets (Held at End of Year)

Sun Bancorp, Inc. and
Subsidiaries 401(k) Plan

Schedule of Assets (Held at End of Year)
Form 5500 — Schedule H — Line 4i
Employer Identification Number: 23-1102550
Plan Number : 002

		Description of	* *	Current
(a)	Identity of Issue (b)	Investment (c)	Cost (d)	Value (e)
			$	$

*	Federated Prime Obligations Fund	Money Market Fund	N/A	$1,248,951
*	Participant Loans	Int. 5.00%-5.75%	0	28,302
*	Omega Financial Corp Common Stock	Common Stock	N/A	911,300

				$2,188,553

*	Party-in-interest
**	Historical cost has not been presented since all investments are participant directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee under the Plan, which administers the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sun Bancorp, Inc. and Subsidiaries 401(k) Plan

By:	/s/JoAnn McMinn JoAnn McMinn Corporate Controller

Dated: June 29, 2005